Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

March 2, 2023

VIA EDGAR

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

RE:          Principal Life Insurance Company

Principal® Strategic Outcomes Index-Linked Deferred Annuity

File No.: 333-267959

Second Pre-Effective Amendment to the Registration Statement on Form S-1

Dear Sonny:

This letter responds, on behalf of the Registrant, Principal Life Insurance Company (the “Company”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the registration statement on Form S-1 filed by the Company, which comments you communicated to me by telephone on February 13 & 14, 2023. The Company filed the registration with the Commission on October 20, 2022, pursuant to the Securities Act of 1933, and filed the first pre-effective amendment on January 10, 2023. The Company will make changes in response to Staff comments as described below in a pre-effective amendment that will be filed with the Commission pursuant to Rule 472 under the Securities Act (Pre-effective Amendment No. 2).

General Comments

COMMENT 1 (Original Comment 3): With respect to the SG Smart Climate Index (“Index”), please confirm supplementally whether: (i) the Index and the methodology used to calculate the Index will be publicly available; (ii) all components of the Index will be actively traded; and (iii) the Index can be replicated by unaffiliated third parties. Also, the link provided for the SG Smart Climate Index appears to not be operational. Please ensure it is operational.

Response to Comment 1. Registrant confirms that:

1.	The index methodology will be publicly available on the website https://sg-smart-climate.com/; and

2.	The stocks selected according to the index methodology will be traded and are part of the S&P 500; and
3.	The index could be replicated by an unaffiliated third party using both the index methodology and the data from Entelligent.

COMMENT 2 (Original Comment 5b). On the front cover page, 5th paragraph, Registrant had deleted a sentence in response to the original comment 5b. Please include a sentence that is similar to the one that was deleted and convey clearly that the Contract Accumulated Value will be subject to certain adjustments to reflect changes in the value of the reference Index at the time of cancellation if it has been allocated to a Segment Option. Also, another part of the sentence had been deleted relating to the Contract owner being subject to risk of any market drop. Please add that part back into the paragraph.

Response to Comment 2. Registrant added the following sentence to that paragraph: “At the time of cancellation if you receive the Contract Accumulated Value and your Premium Payment is allocated to an Index-Linked Segment Option, you assume the risk of negative performance of the reference Index, which could result in negative adjustments to the Contract Accumulated Value.”

COMMENT 3 (Original Comment 5c). In the paragraph of the front cover page that begins, “Any guarantees under this Contract” please replace the word “guarantees” with “obligations.” Also, delete the following words from that same sentence: “the rights of the Company’s other creditors.”

Response to Comment 3. Registrant has made the requested changes.

COMMENT 4. At the end of the paragraph immediately following the paragraph referenced in Comment 3 above please disclose that, for any of the transactions referenced in the paragraph, the owner can still lose money even if performance of the reference Index is positive. Also, because a Bond Adjustment applies on the Segment End Date, please disclose that the owner could still lose money when those transactions occur on the Segment End Date even if reference Index is higher.

Response to Comment 4. Registrant added the following to the end of the aforementioned paragraph: “Because of the adjustments and charges on these types of transactions, you may experience a loss even if the performance of the Index has been positive. The Bond Adjustment applies on a Segment End Date, which means you could experience a loss even when Index performance has been positive and the transaction occurs on a Segment End Date.”

COMMENT 5. Move the paragraph that begins “The Contract is not appropriate” to immediately follow the paragraph referenced in Comment 4 above and revise the first sentence to begin: “For the above reasons, the Contract is not appropriate…….”

Response to Comment 5. Registrant has made the requested changes.

COMMENT 6 (Original Comment 5d). In the paragraph that begins “Refer to the RISK FACTORS” please bold all sentences in the paragraph and split the two sentences of the paragraph into two separate paragraphs.

Response to Comment 6. Registrant has made the requested changes.

COMMENT 7 (Original Comment 7b). In the Glossary under the “Annuitization” definition, clarify whether a Bond Adjustment could take place on a Segment End Date. This comment applies to the “Free Surrender Amount” definition too. Please clarify supplementally why it would be applied on a Segment End Date given that, ideally, at the Segment End Date, that’s what all derivative pieces are based off of.

Response to Comment 7. Registrant has added the following sentence to the “Annuitization” definition: “A Bond Adjustment applies regardless of when the Annuitization occurs, including on the Segment End Date.” Registrant also supplementally responds that the Bond Adjustment applies even on Segment End Dates because Registrant is using longer-term assets (roughly 6 year duration) to back Registrant’s obligations, which is why the Bond Adjustment has a 6 year duration. Using the longer-term assets even for shorter Segment Terms (1 and 2 year Segment Options) allows Registrant to offer clients better Cap Rates and Participation Rates on those shorter Segment Terms than if we used assets that matched those Segment Terms. On the 6th Segment Anniversary, the Bond Adjustment will be zero because the months remaining in the formula will be zero, which will make the result zero. The bond adjustment then starts over every 6th Segment Anniversary.

COMMENT 8. In the definition of “Bond Adjustment” add language to indicate that the Bond Adjustment only applies when money is allocated to Segment Options. Also, later in the prospectus when discussing the Bond Adjustment in more detail, describe it as an adjustment which could be positive, negative or zero as to the amount surrendered to account for changes, up to the time of the Surrender, in the value of longer term assets that may have been used to support certain of our obligations under the Contract.

Response to Comment 8. Registrant added the following language to the definition of “Bond Adjustment:” “The Bond Adjustment only applies to money allocated to the Segment Options and does not apply to money allocated to the Initial Holding Account.” Registrant also added language later in the prospectus to address that the Bond Adjustment is an adjustment which could be positive, negative or zero as to the amount surrendered to account for changes, up to the time of the Surrender, in the value of longer term assets that may have been used to support certain of our obligations under the Contract.

COMMENT 9. At the end of the “Buffer Rate” definition is the following language: “significant loss of principal and/or prior earnings.” In other areas of the prospectus Registrants includes “credited interest” in similar sentences. Delete the references to “credited interest” in those areas. Also, in other areas of the prospectus Registrant uses “and” in that provision instead of “and/or.” Please be consistent throughout the prospectus.

Response to Comment 9. Registrant made the requested changes. As to the latter part of the comment, Registrant made revisions to always use “and/or” instead of “and.”

COMMENT 10 (Original Comment 7e). In the “Cap Rate” definition Registrant used a 20% Cap Rate in an example. Either confirm supplementally that this is a rate that reasonably could be expected to be offered for segments or, it that is not accurate, please use a lower percentage in the example.

Response to Comment 10. Registrant confirms supplementally that a 20% Cap Rate reasonably could be expected to be offered. However, Registrant has changed the percentage to 15% in order to not be on the high side of the available Cap Rates.

COMMENT 11. In the “Crediting Base” definition there is a reference to the Crediting Base only being a reference value. For clarity, qualify that sentence by noting that the Crediting Base is a reference value for any point in a Segment Term except at the start of a Segment Term where it represents an amount contributed into a Segment Option. Also, in the last sentence of that definition, clarify that the Segment Interim Value is the value that represents how much is available before the end of a Segment Term.

Response to Comment 11. Registrant added the following sentence to the “Crediting Base” definition: “On the Segment Start Date, the Crediting Base represents the amount contributed to a Segment Option.” Also, the last sentence of the definition has been revised to read: “The Segment Interim Value is based on an estimate of the value of the amount in a particular Segment Option before the end of a Segment Term, which represents the Accumulated Value available prior to the end of the Segment Term.”

COMMENT 12 (Original Comment 7g). Not in the “Equity Adjustment” definition but, instead, later in the prospectus where Registrant describes the Equity Adjustment, note that the Equity Adjustment accounts for changes in the then current estimate of Registrant’s obligations to provide the promised performance at the end of a Segment Term.

Response to Comment 12. Registrant has made the requested clarification in later sections of the prospectus.

COMMENT 13 (Original Comment 7h). In the “Lock-In Threshold” definition, please add a sentence that an upper threshold may be set to lock in gains and a lower threshold may be set to limit losses.

Response to Comment 13. Registrant has added the following sentence to the definition: “An upper threshold can be set to lock-in gains, and a lower threshold can be set to limit losses.”

COMMENT 14 (Original Comment 7j). In the definition of “Surrender Value” and throughout the prospectus, be consistent in addressing whether the Bond Adjustment and/or Equity Adjustment impact the Surrender Value.

Response to Comment 14. Registrant has added the following at the end of the “Surrender Value” definition: “A Bond Adjustment applies regardless of when the Surrender Value is calculated, including on the Segment End Date. In calculating the Surrender Value, there is not a direct adjustment for an Equity Adjustment.  Instead, any applicable Equity Adjustment would be applied in calculating the Accumulated Value.  The resulting Accumulated Value is then used in calculating the Surrender Value.  See the definition of Accumulated Value above for more information.”

COMMENT 15. In order to make the Summary section more investor friendly, please number the individual Questions and Answers.

Response to Comment 15. Registrant has made the requested change.

COMMENT 16 (Original Comment 9c). In the Q&A named “At a high level how does this product operate” -- (a) at the beginning of the 4th sentence, add “In exchange for a specified amount of downside protection, the Segment Options….”; (b) in that same sentence, replace the words “apply to” with the word “limit;” (c) in second to last sentence of that same paragraph there is a reference to the owner providing Notice to Registrant. “Notice” is defined pretty narrowly and appears to only allow such Notice to be provided through U.S. Mail. If Registrant’s practice is to allow other types of notice, please revise the definition in the Glossary.

Response to Comment 16. The sentence addressed in 16(a) and (b) above has been revised to read as follows: “In exchange for a specified amount of downside protection, the Segment Options provide either a Cap Rate or Participation Rate that limit upside gains.” In response to Comment 16(c), the definition of “Notice” has been revised to read as follows:

Notice - any form of communication we receive in Home Office (e.g., U.S. mail, fax, email) providing the information we need, either in writing or another manner that we approve in advance. Your notices may be mailed to us at:

Principal Life Insurance Company

Attn: RIS Annuity Services

PO Box 9382

Des Moines, Iowa 50306-9382

COMMENT 17. In the 3rd Column of the table in the Q&A section, retitle the column that currently is “Rates” to something like “Limits on Upside Gain.” Also, in the 1-year, 2-year and 6-year columns, consider retitling them 1-year Segment Term – Limits on Downside Loss, etc.

Response to Comment 17. Registrant has made the requested changes.

COMMENT 18. In the first row of the same table referenced in Comment 17, under “Rates,” Registrant has set out “Cap Rate & Participation Rate.” If the Cap Rate and Participation Rate for that one are always together for that one, be consistent with other references throughout prospectus.

Response to Comment 18. Registrant has not made any changes in response to this comment. In other areas of the prospectus, Registrant is discussing the Participation Rate and Cap Rate more generically and is not being specific to this specific Segment Option. If the customer picks the specific Segment Option referenced in this specific row of the table, the client will receive both the Cap Rate and Participation Rate.

COMMENT 19 (Original Comment 9b). Please copy the information from the first sentence of the Q&A titled “Where is my Premium Payment held before the initial Segment Term” and add it to the Initial Holding Account subsection of 6. PURCHASING THE CONTRACT section. Also, clarify whether the sentence only applies to the Initial Holding Account or whether it always apply when allocating money to a Segment Option.

Response to Comment 19. Registrant has modified portions of the Initial Holding Account to read as follows: “Beginning on the Contract Date, your Premium Payment will be held in the Initial Holding Account for no longer than twenty-one (21) calendar days. If we exercise the right to hold your Premium Payment in the Initial Holding Account until the end of the free look period, your Premium Payment could be held in the Initial Holding Account up to sixty (60) additional days…. The Initial Holding Account is only used when the Contract is initially purchased. Once money transfers out of the Initial Holding Account on the initial Segment Start Date, the Initial Holding Account is no longer available.”

COMMENT 20 (Original Comment 9e). In the Q&A about how interest is applied to the investment, please confirm supplementally that the 0.05% Guaranteed Minimum Interest Rate (“GMIR”) complies with the nonforfeiture rate.

Response to Comment 20. The 0.05% GMIR is not required to comply with nonforfeiture requirements. GMIR and nonforfeiture are separate and distinct concepts.

COMMENT 21. In the first sentence of the Q&A titled “How is gain or loss applied….,” include a statement that the Crediting Base represents the amount contributed into the Segment Option on the Segment Start Date. Also, in the other sentence in that paragraph, revise it to say that the Segment Credit will change the respective Segment Option’s Crediting Base, which will then be used as the Crediting Base for the amounts allocated to a new Segment Option (assuming there have been no withdrawals or other deductions).

Response to Comment 21. Registrant has revised the paragraph to read as follows: “On the Segment Start Date, the Crediting Base represents the amount contributed into the Segment Option (subject to certain adjustments). The Segment Credit is calculated and applied to the Crediting Base only on the Segment End Date. The Segment Credit will change the respective Segment Option’s Crediting Base, which will then be used as the Crediting Base for the amount invested in a new Segment Option (assuming no withdrawals or annuitizations on the same day as the Segment Credit). Segment Credits could be negative, meaning you could lose principal and/or prior earnings.”

COMMENT 22. In the second paragraph of the same Q&A referenced in Comment 21, include language as to the impact if a change in Index Value is positive. Also, instead of saying “the change in the Index Value multiplied by the Participation Rate,” replace it with “the change in the Index Value reduced by the Participation Rate.”

Response to Comment 22. Registrant has revised the end of that paragraph to read as follows:

“If the change in the Index Value is positive, the Segment Return on the Segment End Date will be as described below:

•	When the Participation Rate is less than 100%, the Segment Return will be the change in the Index Value reduced by the Participation Rate up to the Cap Rate (as applicable).
•	When the Participation Rate is greater than 100%, the Segment Return will be the change in the Index Value increased by the Participation Rate up to the Cap Rate (as applicable).
•	When the Participation Rate is 100%, the Segment Return will be the change in the Index Value up to the Cap Rate (as applicable).”

COMMENT 23 (Original Comment 9f). In the Q&A titled “How is the value of my investment in the Contract calculated before the end of a Segment Term,” instead of saying “Accumulated Value” say “Accumulated Value for the Contract.” In that same sentence, please include “Segment Values.” On that last point, be consistent throughout the prospectus. Also, add “Segment Values” to next bullet point, i.e., to Segment Interim Value. In the next sentence, rather than saying “is the current estimate,” say “reflects the Equity Adjustment that provides the current estimate….” In that same sentence, modify it to include the following language: “of what the Segment Value would be at the end of the Segment Term assuming there are no Surrenders at the end of the Segment Term based on the …..”

Response to Comment 23. Registrant has revised the paragraph to read as follows:

“The Contract Accumulated Value before the end of a Segment Term is the sum of the Segment Interim Values, Segment Values, and Fixed Segment Values, as applicable, plus the total value of any allocation to the Initial Holding Account. The Segment Interim Value for a particular Segment Option reflects the Equity Adjustment that provides the current estimate of what the Segment Value would be at the end of the Segment Term based on the expected value of the reference Index. The Segment Interim Value is applicable on any day before the end of the Segment Term and assumes there are no Surrenders between the date the Segment Interim Value is calculated and the Segment End Date.” Registrant did not add “Segment Values” to the Segment Interim Value calculation because the Segment Interim Value is not calculated on the Segment End Date.

COMMENT 24 (Original Comment 7j). In the second bullet of the Q&A titled “At the end of a Segment Term….,” please describe what happens to the investment in the default scenario. Please add the disclosure from the second sentence of the next bullet to the Accumulated Value subsection of 10. CONTRACT VALUES.

Response to Comment 24. Registrant has revised the second bullet to include the following language:

“If you submit a Transfer request but we do not receive it prior to the start of that two-day period, your Accumulated Value will be automatically re-invested as described in 9. OPTIONS AT END OF SEGMENT TERM. The Segment End Date counts as one of those two Valuation Days. If the Segment End Date is not on a Valuation Day, the Valuation Day prior to the Segment End Date counts as one of those two Valuation Days.”

Registrant also added the following sentences to the Accumulated Value subsection of 10. CONTRACT VALUES: “Segment Interim Values include the Equity Adjustment, as applicable. The Bond Adjustment is not included in the Accumulated Value.”

COMMENT 25 (Original Comment 9f). In the second bullet of the Q&A titled “What is the Segment Interim Value…..,” also include “Segment Values” as part of the calculation. Also, in 3rd bullet, replace “is” with “reflects.” In the third bullet of this paragraph, include language similar to what was added in response to original Comment 9f at the beginning of this disclosure.

Response to Comment 25. Registrant made the first two suggested revisions. As to the last part of the comment, Registrant added the following language at the beginning of the third bullet:

“As referenced above, the Contract Accumulated Value before the end of a Segment Term is the sum of the Segment Interim Values, Segment Values, and Fixed Segment Values, as applicable, plus the total value of any allocation to the Initial Holding Account. The Segment Interim Value for a particular Segment Option reflects the Equity Adjustment that provides the current estimate of what the Segment Value would be at the end of the Segment Term based on the expected value of the reference Index. The Segment Interim Value is applicable on any day before the end of the Segment Term and assumes there are no Surrenders between the date the Segment Interim Value is calculated and the Segment End Date.”

COMMENT 26 (Original Comment 9d). Under the Q&A titled “What are the Company’s rights, if any, to discontinue an Index,” clarify whether we intend to offer a floor or buffer in such situations that is less generous than what is in prospectus. In the disclosure, clarify if offering at least one index-linked and disclose whether that will be one already offered or could be a new one that will be substantially similar.

Response to Comment 26. Registrant confirms supplementally that it will always offer at least one Index-Linked Segment Option that is either currently offered or substantially similar to one that is currently offered. Our current intent is to always offer a 10% buffer. Registrant also revised the end of the last paragraph of the above-referenced Q&A to read as follows: “However, we will always offer at least one Index-Linked Segment Option that is either currently offered or substantially similar to one that is currently offered.”

COMMENT 27. On the cover page, provide similar disclosure as addressed in Comment 26 stating that at least one Index-Linked Segment Option will be available at any one time and outline consequences of that. Highlight those consequences in the Risk section as well.

Response to Comment 27. Registrant added the following paragraph to the cover page:

“We reserve the right to add and remove Index-Linked Segment Options as available investment options, which could also include adding or removing certain downside protection levels. There is no guarantee that any Index-Linked Segment Option will always be available in the future. However, we will always offer at least one Index-Linked Segment Option that is either currently offered or substantially similar to one that is currently offered. If you do not want to invest in any investment option under the Contract, your only option will be to surrender your Contract. Surrendering your Contract may cause you to incur Surrender Charges, negative adjustments to certain values under the Contract, and may have negative tax consequences.”

COMMENT 28 (Original Comment 9h). (a) In the last sentence of the second paragraph of the Q&A titled “What is the optional Rate Enhancement Rider,” Registrant has disclosed that the increased Participation Rate and/or Cap Rate will be disclosed on the Contract Data Page and on Principal.com. Please clarify supplementally when the rates will be made available and also disclose that rates will publicly available and when they will be publicly available. (b)  Also, in this Q&A, clarify whether the difference in rates is the same for all Segment Options or could they vary from Segment Option to Segment Option. (c) Add disclosure that the customer could have to pay charges for the Rate Enhancement Rider not knowing what the enhancement will be.

Response to Comment 28. (a) In response to this comment, Registrant states that the Participation Rate and/or Floor Rate will be publicly available prior to the purchase of the Contract. Because of the interest rate sensitivity and fluidity, Registrant will not be able to publish the rates far in advance of the Contract being purchased as Registrant needs the ability to react to interest rate movement. This is consistent with how others in industry appear to be handling the setting of rates and public disclosure of them. Also, Registrant has added the following language to the Q&A:

“The increased Participation Rate and/or Cap Rate (as applicable) are publicly available prior to purchase of the Contract on www.principal.com/individuals/invest-retire/annuities and also shown on your Contract’s Data Page.”

28(b) Registrant further states that the difference in rates can vary by Segment Option based on factors such as the reference Index, length of Segment Term and level of downside protection. Registrant also has added the following disclosure in this Q&A:

“While the purchase of the Rider ensures that your Participation Rate and/or Cap Rate (as applicable) will be higher than the standard rates, there is no guaranteed minimum increase to the standard rates that you will receive by purchasing the Rider. The increase may vary by Segment Option as well based on factors such as reference Index, Segment Term, and downside protection level.”

29(c) No change has been made based on this comment. Customers always will have access to the what the enhanced rates will be prior to purchasing the Contract.

COMMENT 30 (Original Comment 9i). In the Q&A titled “What is the Bond Adjustment,” include any prior revisions relating to the Bond Adjustment here too.

Response to Comment 30. Registrant has added the following to the end of the first paragraph: “The Bond Adjustment only applies to money allocated to the Segment Options and does not apply to money allocated to the Initial Holding Account.”

COMMENT 31. (a) In the first paragraph of the Q&A titled “What are the Contract’s lock-in features,” note the fact that investors won’t know the locked-in Equity Adjustment at the time of exercising lock-in and the reason that’s the case. (b) Bold the last sentence of the second-to-last paragraph of the same Q&A. (c) In that Q&A also clarify how and when a Bond Adjustment would apply.

Response to Comment 31. Registrant has revised the applicable part of the second-to-last paragraph to read as follows:

“If a lock-in has been exercised and the current Segment End Date is later than the next Segment Anniversary, the Segment End Date is moved up to the next Segment Anniversary. Under either method for exercising a lock-in, you will not know the locked-in Equity Adjustment in advance because the Equity Adjustment is calculated at the end of the Valuation Day after you exercise the lock-in. The Bond Adjustment will still apply to any Surrenders even after a lock-in has been exercised. Such a Bond Adjustment would apply in the same manner as to a Segment Option that has not been locked in.”

COMMENT 32 (Original Comment 9j). In the Q&A titled “What fees and charges apply under the Contract,” please ensure all the types of fees and charges that are referenced in 4. FEES AND CHARGES are also referenced in this Q&A. Also discuss the fact that the Cap and Participation features act as limits on upside performance and that they are included in the Contract in exchange for the Registrant providing a level of downside protection. Also discuss the Bond Adjustment and that it can reduce amounts available for Surrender.

Response to Comment 32. Registrant has added the following paragraph to this Q&A:

“Other fees or charges that may apply are premium tax, Bond Adjustment, and Equity Adjustment, which could reduce amounts available upon Surrender. Other factors that could limit your investment performance include Participation Rates and Cap Rates, which are included in exchange for the downside protection provided by the Segment Options.”

COMMENT 33. Revise the title of the Q&A about how investors can contact Registrant to “How do investors provide reallocation instructions and other requests to Principal Life?” Also, if Registrant allows such contacts to be made through means other than solely U.S. Mail, please disclose the other means.

Response to Comment 33. Registrant has revised the Q&A to read as follows:

“Q19: How do investors provide reallocation instructions and other requests to Principal Life?

Ways to contact Principal Life Insurance Company:

•	Calling us at 1-800-852-4450 between the hours of 7 a.m. and 6 p.m. Central Time
•	Mailing your instructions to us at the below address:
Principal Life Insurance Company
Attn: RIS Annuity Services
P O Box 9382
Des Moines, Iowa 50306-9382

•	Faxing us at 1-866-894-2093
•	Visiting www.principal.com using your secure login”

COMMENT 34. In 3. RISK FACTORS - Risk of Loss, disclose that, because of the Equity Adjustment, withdrawals taken during Segment Term can result in loss to you even if performance is positive and that this is the case regardless of whether the withdrawal is taken during our outside of the Surrender period. Also disclose that the Bond Adjustment creates a similar risk and that it still would apply at the end of a Segment Term.

Response to Comment 34. Registrant has added the following sentences to the paragraph in this subsection:

“Because of the Equity Adjustment and/or Bond Adjustment, in extreme circumstances it is theoretically possible the total loss could be 100% (i.e., a complete loss of your Premium Payment and any prior earnings) even if your Contract is outside of the Surrender Charge period. While the Equity Adjustment only applies on dates other than the Segment End Date, the Bond Adjustment always applies, even on the Segment End Date.”

COMMENT 35 (Original Comment 8a). Ensure the 3. RISK of LOSS – Risk of Loss in Exercising Free Look subsection accurately describes how the Registrant is handling the amount it returns to Contract owners who exercise their free look rights. Also in this subsection, where it references subtracting any applicable federal and state income tax withholding, add the following at the end of that sentence: “for any applicable gains.”

Response to Comment 35. Registrant revised this subsection to read as follows and it accurately describes Registrant’s handling:

“Upon exercising your free look rights, the amount we will return to you will be based on the state law applicable to your Contract as follows:

•	In the states that require us to return your Premium Payment, we will return your Premium Payment without any interest earned.
•	In states where we return your Contract Accumulated Value, the free look amount will be the Contract Accumulated Value plus any premium tax charge deducted. If you have elected to have taxes withheld, we will subtract any applicable federal and state income tax withholding from the amount returned to you. For these states, the risk to you is that you may receive less money upon the exercise of your free look rights than you paid into the Contract in Premium Payment. This risk exists because your Contract Accumulated Value can decrease during the free look period.
•	In states that require us to return the greater of your Premium Payment and your Contract Accumulated Value, the free look amount will be the greater of the values in the previous two bullets.

For additional information, see 6. PURCHASING THE CONTRACT - Right to Examine the Contract (Free Look).”

Registrant did not add the “for any applicable gains” language because there could be other reasons for tax withholding, e.g., IRA cash-out situation.

COMMENT 36. In the fifth bullet of 3. RISK of LOSS – Index Performance Risk, the last two sentences of that bullet point should be in their own section addressing credit risk. In the last of those two sentences, clarify it to explain that most assets supporting the Contract are held in a non-unitized separate account (unregistered separate account). Also in this subsection, for the discussion specific to the SG Smart Climate Index, please delete the Market Risk and Stock Risk bullets because those risks are not unique to that Index. Also in the first sentence of the SG Smart Climate Index discussion about Performance Drag Risk, replace “underlying stocks” with “underlying index.”

Response to Comment 36. Registrant added the two sentences as a new paragraph under the Credit Risks subsection in this section and revised it to read as follows:

“The amount you invest is not placed in a registered separate account and your rights under the Contract to invested assets and the returns on those assets are subject to Company’s claims paying ability. The assets in the unregistered Separate Account are insulated, which means they are not subject to the claims of the creditors of the Company. This unregistered Separate Account is also non-unitized, which means neither an Owner nor amounts allocated to the Segment Options participate in the performance of the assets held in the Separate Account.”

Registrant made the other requested revisions.

COMMENT 37 (Original Comment 8d). In the last sentence of 3. RISK of LOSS – Liquidity Risk – Liquidity Risk Generally, also refer to income taxes.

Response to Comment 37. Registrant has made the requested revision.

COMMENT 38 (Original Comment 8e). In the second paragraph of 3. RISK of LOSS – Liquidity Risk – Limits on Transfers, briefly explain whether the automatic reinvestment into the same Segment Option or a new Segment Option will be subject to changes in the Cap or Participation Rate. In the next paragraph about a failure to transfer and the need to take a full withdrawal, preface this discussion by describing the consequences along with a reminder to provide written instructions by mail by the required time, i.e., two days before.

Response to Comment 38. Registrant revised the third sentence of that paragraph to read, “The Segment Option selected will be one with the same Index with a one-year Segment Term and the same Buffer Rate or Floor Rate as the Segment Option that just ended.” Also, the next paragraph was revised by adding the following language at the beginning of the paragraph:

“Transfers from a Segment Option are only allowed on the Segment End Date. If you wish to Transfer, you must Notify us at least two Valuation Days prior to the end of the Segment Term for the given Segment Option. If you submit a Transfer request but we do not receive it prior to the start of that two-day period, your Accumulated Value will be automatically re-invested as described in 9. OPTIONS AT END OF SEGMENT TERM. The Segment End Date counts as one of those two Valuation Days. If the Segment End Date is not on a Valuation Day, the Valuation Day prior to the Segment End Date counts as one of those two Valuation Days.”

COMMENT 39 (Original Comment 8f(iii). In the first sentence of the first “Note” paragraph of 3. RISK of LOSS – Liquidity Risk – Consequences of Withdrawals/Surrenders Generally, delete “for example.”

Response to Comment 39. Registrant has made the requested revision.

COMMENT 40. In the second sentence of the second paragraph of 3. RISK of LOSS – Buffer and Floor Rate Risk, add the following parenthetical to the sentence: “(except for the 0% floor segment option.” In the next sentence delete “for example.”

Response to Comment 40. As to the second part of this comment, Registrant has made the requested deletion.

COMMENT 41 (Original Comments 8k and 8l). Bold the last sentence of the second paragraph of 3. RISK of LOSS – Cap Rate and Participation Rate Risk. Also bold the third sentence of the fourth paragraph.

Response to Comment 41. Registrant has made the requested revisions.

COMMENT 42 (Original Comment 8m). Include some of the details from 3. RISK of LOSS – Segment Lock-In Risk in 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Segment Lock-In Feature.

Response to Comment 42. Registrant has made the requested revision.

COMMENT 43 (Original Comment 8(n)(ii)). In the fourth bullet point of 3. RISK of LOSS – Segment Option and Index Availability Risk, disclose method of making rate available to investors. Provide web address as part of the disclosure. Also, copy the sentences that were added to the sixth bullet and add them to 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Discontinuation or Substitution of an Index

Response to Comment 43. Registrant added the following bullet to that section: “The Participation Rates and/or Caps Rates for the new Segment Term will be publicly available on www.principal.com/individuals/invest-retire/annuities prior to the Segment Start Date of the Segment Term.”

Also, Registrant made the other requested revision.

COMMENT 44. In 5. FEES AND CHARGES – Deferred Sales Load (“Surrender Charge”), disclose whether Surrender Charges apply to Annuitizations or death benefits. Also, confirm supplementally and disclose in that subsection whether the Surrender Charge is deducted from the amount withdrawn or from the remaining Accumulated Value. One of the examples appears to indicate that the Surrender Charge is deducted from the amount withdrawn.

Response to Comment 44. Registrant has revised the subsection to read and Registrant confirms supplementally as follows:

“The Surrender Charge is then deducted from the requested withdrawal amount. See the Surrender Charge Example below for more details. A Surrender Charge does not apply to Annuitizations, Death Benefits, or withdrawals equal to or less than the Free Surrender Amount.”

COMMENT 45. In 5. FEES AND CHARGES: (a) In revamped Surrender Charge example add back disclosure that was removed about what example is showing and what assumptions were made. (b) In the third to last row in the table ($19,500), add another footnote to explain the calculation that resulted in that value. (c) Finish the example with an explanation from what the Surrender Charge is deducted and with any resulting values that might be impacted by it. (d) In footnote 2 to first example, clarify the point being made in footnote. If it includes details beyond what is necessary to demonstrate the point, delete it. (e) In the free surrender example table, on the row for Portion of Crediting Base Surrendered, consider simplifying to not demonstrate the impact to the Crediting Base. (f) In footnote 1 to that table, disclose in footnote what that $100,000 represents.

Response to Comment 45(a) through (f). Registrant has made the requested revisions.

COMMENT 46. (a) In the first paragraph of 5. FEES AND CHARGES – Maximum Potential Loss Due to Equity Adjustment and Bond Adjustment, make sure those transactions described here that would trigger an Equity Adjustment and/or Bond Adjustment are consistently described throughout prospectus. (b) After the bullet point list in that same subsection, rather than saying “to such transactions” be specific about which adjustments apply to which triggers.

Response to Comment 46. (a) Registrant has added such language to the section later in the prospectus. (b) Registrant revised the language after the bullet points in this subsection to read as follows:

“The Equity Adjustment applies to all the above transactions and could result in a loss beyond the downside protection for the Index-Linked Segment Option. The Bond Adjustment only applies to full or partial withdrawals, Annuitization, and death benefits and could also result in a loss beyond the downside protection for the Index-Linked Segment Options.”

COMMENT 47 (Original Comments 5b(i) and (ii)). In the first sentence of the third paragraph of 6. PURCHASING THE CONTRACT – Right to Examine the Contract (Free Look), disclose the duration that the money could be held in Initial Holding Account. Clarify what the owner will receive upon exercising free look rights.

Response to Comment 47. Registrant has revised this subsection to more clearly describe what happens upon exercise of free look rights.

COMMENT 48. In 8. INDEX-LINKED SEGMENT OPTION MECHANICS – General Information, insert the table that was added to the SUMMARY section.

Response to Comment 48. Registrant added the table to this subsection.

COMMENT 49. Move the information in 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Information About the Indices to a new section that only includes this information. Also, in the market volatility discussion, there is an emerging market countries reference. Please explain why that reference exists.

Response to Comment 49. Registrant made the requested revisions and the new section is 4. INFORMATION ABOUT THE INDICES. As to the emerging market countries reference, Registrant has deleted that sentence as none of the available indices focus on emerging market countries.

COMMENT 50 (Original Comment 12d). (a) In the Cap Rate bullet in 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Segment Credits on Segment End Date – Point-to-Point Crediting Method, before last sentence, add disclosure that the Cap Rate applies for the duration of Segment Term. Same comment for the third and fourth bullets. (b) In the Floor Rate bullet, confirm supplementally that the Floor Rate would be higher if measured on an annual basis.

Response to Comment 50. (a) Registrant has added the following sentences to the applicable bullets in this subsection:

•	“The Cap Rate applies for the entire duration of the Segment Term.”
•	“The Participation Rate applies for the entire duration of the Segment Term.”
•	“The Buffer Rate applies for the entire duration of the Segment Term.”
•	“The Floor Rate applies for the entire duration of the Segment Term.”

(b) Registrant confirms supplementally that the Floor Rate would be higher if measured on an annual basis. A shorter duration would provide less protection for the Contract owner.

COMMENT 51. In 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Segment Interim Value, disclose what transactions the Segment Interim Value applies to. Under this sec. it has. In the second paragraph of the subsection, briefly reiterate what crediting base is.

Response to Comment 51. Registrant has made the requested revisions.

COMMENT 52. In the third sentence of the first paragraph of 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Segment Interim Value – Calculation of Equity Adjustment, there is a reference to “adjustment to the Accumulated Value.” If it should be “adjustment to the Crediting Base,” please make that change.

Response to Comment 52. Registrant has made that revision.

COMMENT 53. In 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Negative Adjustments to Crediting Base – Impact of Negative Adjustments, expand on impact of Surrenders on Crediting Base before and at Segment End Date. Include interactions of Segment Interim Value, Equity Adjustment, Bond Adjustment and Surrender Charges as all are involved in examples that follow.

Response to Comment 53. Registrant has revised the subsection to more clearly describe the impacts and interactions.

COMMENT 54. Before the larger table that is part of the first example in 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Negative Adjustments to Crediting Base – Negative Adjustments to Crediting Base Examples, provide a narrative description of the Bond Adjustment and how it’s applied.

Response to Comment 54. Registrant added the following language prior to the larger table:

“ In this example, the Equity Adjustment is $0 because the Equity Adjustment does not apply on Segment End Dates. The Bond Adjustment does still apply on Segment End Dates due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment is applied to the portion of the Crediting Base that is being Surrendered. The Accumulated Value represents the sum of the Segment Values because the withdrawal occurs on the Segment End Date.”

COMMENT 55. In the fifth line item in the table for the second example in this subsection, should the reference to “Accumulated Value” actually be “Segment Interim Value?” If so, make that change. In the footnotes a footnote number is incorrect and there is a footnote within a footnote. Please correct these footnote disclosures. Lastly, the disclosure in footnote 6 needs to be narratively explained before the example.

Response to Comment 55. The term “Accumulated Value” is correct. That said, because there is only one Segment Option reflected in this example, “Segment Interim Value” also is correct so Registrant has added that term to that row. As to the footnote disclosure issues, Registrant has corrected those issues. Lastly, the information previously provided in footnote 6 has been moved to before the example in narrative form.

COMMENT 56 (Original Comment 12l). In or after the third paragraph of 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Discontinuation or Substitution of an Index, provide a simple example of the calculation for a substitution of an Index in the middle of a Segment Term.

Response to Comment 56. Registrant has added the requested example.

COMMENT 57. In the paragraph after the bullet points in 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Segment Lock-In Feature, please bold the fourth sentence instead of the third sentence.

Response to Comment 57. Registrant has made the requested revision.

COMMENT 58. In the second sentence of the paragraph after the third bullet point of 9. OPTIONS AT THE END OF SEGMENT TERM, add disclosure that the new Segment Option will have the same Buffer or Floor Rates as well. Also, in the last paragraph of that section, disclose when the rates will be available on the website.

Response to Comment 58. Registrant has made the requested revisions.

COMMENT 59. In the first sentence of 10. CONTRACT VALUES, delete “and Fixed Segment Option(s).”

Response to Comment 59. Registrant has made the requested deletion.

COMMENT 60 (Original Comment 7c). In the last paragraph of 10. CONTRACT VALUES – Bond Adjustment, highlight or bold the last sentence.

Response to Comment 60. Registrant has bolded the sentence referenced in the comment.

COMMENT 61 (Original Comment 15d). Immediately preceding each death benefit example in 12. DEATH BENEFIT – Death Benefit, explain the terms narratively before getting into the example, e.g., where applicable provide narrative discussion to explain how proportional reduction is calculated. Also, clarify other disclosures involving proportional adjustments.

Response to Comment 61. Registrant has made the requested revisions.

COMMENT 62. In the bullet points immediately preceding Death Benefit Example 5, the last three bullet points create confusion as to whether or not there was a prior withdrawal. Please reconcile.

Response to Comment 62. Registrant deleted the last three bullet points as they created confusion and were not needed for the example.

COMMENT 63. In the second sentence of the second paragraph of 16. ADDITIONAL INFORMATION ABOUT THE CONTRACT – Misstatement of Age or Gender, revise the second sentence to disclose what kind of corrective action would be taken.

Response to Comment 63. Registrant has added the following to the second paragraph of this subsection:

“Such a correction could include a change to the calculation of the death benefit or the Required Minimum Distribution amount for your Contract based on the correct age. If an overpayment of death benefits has already occurred based on the incorrect age, we may request return of the overpayment. If an underpayment of death benefits has already occurred based on the incorrect age, we will correct the underpayment. If a partial withdrawal to satisfy the Required Minimum Distribution amount of your Contract has already been taken, we will correct Contract values based on the partial withdrawal being taken based on the correct age.”

COMMENT 64. With regard to 18. INFORMATION ABOUT THE COMPANY, please provide the information required by that section.

Response to Comment 64. In this filing Registrant is providing the following disclosures: Legal Proceedings; Directors and Executive Officers; Executive Compensation; part of Transactions with Related Persons; and Corporate Governance.

COMMENT 65 (Original Comments 19(a), 19(c) and 19(d)). In Appendix B:

•	Provide narrative to describe impact of each of the scenarios;
•	Highlight differences in examples through use of footnotes;
•	Disclose process for arriving at certain numbers. For example, for the free surrender amount disclose the calculation for getting to the free surrender amount.
•	After the first table, there is a bullet point list. Delete the disclosure including and under “In the following scenarios” where the level of detail is not helpful in understand what the disclosures are intended to show.

•	In the scenarios, need narrative explanations of how certain values were calculated, e.g., Surrender Charges and Surrender Values.

Response to Comment 65. Registrant has made major revisions to Appendix B to address the Staff’s concerns.

If you have any questions, please contact me at 515-362-2384.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant